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                                                                   EXHIBIT 23.2




                                     CONSENT

We consent to the incorporation by reference in the Annual Report (Form 10-K) of Moyco Technologies, Inc. of our report dated August 28, 1996, included in the 1996 Annual Report to Shareholders of Moyco Technologies, Inc.

Our audits also included the financial statement schedule of Moyco Technologies, Inc. listed in Item 14(a). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                           /s/ Heffler, Radetich & Saitta L.L.P.

Philadelphia, PA
September 29, 1997


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